UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange of 1934

(Amendment No. 6)*

América Móvil, S.A.B. de C.V.

(Name of Issuer)

L Shares, without par value

A Shares, without par value

American Depositary Shares each representing 20 L Shares

American Depository Shares each representing 20 A Shares

(Title of Class of Securities)

No CUSIP for the L Shares

No CUSIP for the A Shares

The CUSIP for the American Depositary Shares representing L Shares is 02364W105

The CUSIP for the American Depositary Shares representing A Shares is 02364W204

(CUSIP Number)

Wayne Wirtz, Esq.

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Telephone Number: 210-281-4105

Wayne Wirtz, Esq.

AT&T International, Inc.

208 S. Akard St.

Dallas, Texas 75202

Telephone Number: 210-281-4105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:

For the L Shares, none.

For the A Shares, none.

For the American Depositary Shares representing L shares, 02364W105.

For the American Depositary Shares representing A shares, 02364W204.

1.	NAME OF REPORTING PERSON AT&T Inc. (formerly known as SBC Communications Inc.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 A Shares and 5,812,164,584 L Shares[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 A Shares and 5,812,164,584 L Shares[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 A Shares and 5,812,164,584 L Shares[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 11.4% of L Shares[3]
14.	TYPE OF REPORTING PERSON HC

1	See the Schedule 13D filed on June 20, 2008, by AT&T Inc. and AT&T International, Inc. (the “Original 13D”) as amended and supplemented through Amendment No. 5 thereto (as so amended, the “Schedule 13D”) for an explanation of the number of shares included in this amount. The amount of 3,565,690,732 set forth in footnote 1 of Amendment No. 5 to the Schedule 13D is amended to be increased to 3,772,690,732 based upon (i) 45,461,579,479 L Shares outstanding, (ii) 23,424,632,660 AA Shares outstanding and (iii) 676,787,861 A Shares outstanding, each as of April 8, 2014, as reported by the Mexican Stock Exchange.
2	See the Original 13D for an explanation of the number of shares included in this amount. The amount of 3,565,690,732 set forth in footnote 2 of the Schedule 13D is amended to be increased to 3,772,690,732 based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Schedule 13D filed on behalf of Carlos Slim Helú, his family, and certain related trusts on March 8, 2001 as amended as supplemented through Amendment No. 34, filed February 20, 2014, thereto (the “Slim 13D”).
3	See the Original 13D for an explanation of the percentages included in this amount. The amount of 17.1% set forth in footnote 3 of the Schedule 13D is amended to be increased to 17.8%, based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13D.

CUSIP No.:

For the L Shares, none.

For the A Shares, none.

For the American Depositary Shares representing L shares, 02364W105.

For the American Depositary Shares representing A shares, 02364W204.

1.	NAME OF REPORTING PERSON AT&T International, Inc. (formerly known as SBC International, Inc.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0 A Shares and 5,812,164,584 L Shares[4]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0 A Shares and 5,812,164,584 L Shares[4]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 A Shares and 5,812,164,584 L Shares[5]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 11.4% of L Shares[6]
14.	TYPE OF REPORTING PERSON CO

4	See the Original 13D for an explanation of the number of shares included in this amount. The amount of 3,565,690,732 set forth in footnote 4 of the Schedule 13D is amended to be increased to 3,772,690,732 based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13D.
5	See the Original 13D for an explanation of the number of shares included in this amount. The amount of 3,565,690,732 set forth in footnote 5 of the Schedule 13D is amended to be increased to 3,772,690,732 based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13D.
6	See the Original 13D for an explanation of the percentages included in this amount. The amount of 17.12% set forth in footnote 6 of the Schedule 13D is amended to be increased to 17.8%, based upon the amounts set forth in footnote 1 above and upon the knowledge of the Reporting Persons derived from the Slim 13D.

This Amendment No. 6 (the “Amendment”) amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on June 20, 2008 by AT&T Inc. (“AT&T”) and AT&T International, Inc. (“AT&TI,” and, together with AT&T, the “Reporting Persons”) as amended and supplemented through Amendment No. 5 (“Amendment No. 4”) thereto, filed with the Commission on December 23, 2013 (as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Information about the Control Trust is based in part on that Schedule 13D filed on behalf of Carlos Slim Helú, his family, and certain related trusts on March 8, 2001 as amended and supplemented through Amendment No. 34, filed February 20, 2014, thereto (the “Slim 13D”) and the Form 20-F filed by the Issuer on April 30, 2013 (the “20-F”). Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) The Reporting Persons have the following beneficial ownership of A Shares (including A Shares ADS) and L Shares (including L Shares ADS):

	Number of A Shares	% of Class	Number of L Shares	% of Class
AT&T	0 (see footnote 2)	0.0%	5,812,164,584 (see footnote 2)	11.4% (see footnote 3)
AT&TI	0 (see footnote 5)	0.0%	5,812,164,584 (see footnote 5)	11.4% (see footnote 6)

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of A Shares or L Shares separate from the beneficial ownership held by the Reporting Persons other than Mr. Jaime Chico Pardo, who has beneficial ownership of 18,750,000 L Shares.

In the event that the Control Trust is deemed to be part of a group with the Reporting Persons, to the knowledge of the Reporting Persons, the Control Trust has the following beneficial ownership of A Shares (including A Shares ADS) and L Shares (including L Shares ADS):

	Number of A Shares	% of Class	Number of L Shares	% of Class
Control Trust (7)	0	0.0%	15,397,522,674	28.1%

(7)	For additional information see the 20-F.

To the knowledge of the Reporting Persons, each Slim Party has individually the beneficial ownership of A Shares (including A Shares ADS) and L Shares (including L Shares ADS) described in the Slim 13D.

(b) The Reporting Persons and, to the knowledge of the Reporting Persons, the Control Trust has the sole power to dispose or direct the disposition and the shared power to dispose or direct the disposition of the following L Shares (including L Shares ADS):

	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
AT&T	0	5,812,164,584 (see footnote 1)	0	5,812,164,584 (see footnote 1)
AT&TI	0	5,812,164,584 (see footnote 4)	0	5,812,164,584 (see footnote 4)

	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Control Trust (7)	0	15,397,522,674	0	15,397,522,674

(7)	For additional information see the 20-F.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no power to dispose or direct the disposition or the shared power to dispose or direct the disposition beneficial ownership of A Shares or L Shares separate from the power held by the Reporting Persons, other than Mr. Jaime Chico Pardo, who has the sole power to dispose or direct the disposition of 18,750,000 L Shares.

To the knowledge of the Reporting Persons, each Slim Party has individually the sole power to vote or direct the vote, shared power to vote or to direct the vote, the sole power to dispose or direct the disposition and the shared power to dispose or direct the disposition of the A Shares (including A Shares ADS) described in the Slim 13D.

(c) Since the most recent filing on Schedule 13D, the Reporting Persons sold shares through open market sales in Mexico as described in Item 4 and as set forth on Exhibit I attached hereto.

Except as set forth in this paragraph (c), to the best of the knowledge of each Reporting Person, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the issuer during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

I	Transactions in A Shares, L Shares, A Shares ADS and L Shares ADS by Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.

Dated: April 11, 2014

AT&T Inc.

By:	/s/ Jonathan P. Klug
Name: Jonathan P. Klug
Title: Senior Vice President and Treasurer

AT&T International, Inc.

By:	/s/ Jonathan P. Klug
Name: Jonathan P. Klug
Title: Senior Vice President and Treasurer

Transactions in L Shares

Reporting Person	Date of Transaction	Type	Number of Shares	Price Per Share ($)[1]	Where/How Transaction Effected
AT&T International, Inc.	2/13/2014	Sale	5,000,000	1.0541	Open Market/Broker
AT&T International, Inc.	2/14/2014	Sale	15,000,000	1.0661	Open Market/Broker
AT&T International, Inc.	2/17/2014	Sale	10,000,000	1.0674	Open Market/Broker
AT&T International, Inc.	2/18/2014	Sale	15,000,000	1.0502	Open Market/Broker
AT&T International, Inc.	2/19/2014	Sale	13,900,000	1.0271	Open Market/Broker
AT&T International, Inc.	2/20/2014	Sale	15,000,000	1.0032	Open Market/Broker
AT&T International, Inc.	2/21/2014	Sale	15,000,000	1.0089	Open Market/Broker
AT&T International, Inc.	2/24/2014	Sale	15,000,000	0.9946	Open Market/Broker
AT&T International, Inc.	2/25/2014	Sale	12,000,000	0.9888	Open Market/Broker
AT&T International, Inc.	2/26/2014	Sale	12,000,000	0.9773	Open Market/Broker
AT&T International, Inc.	2/27/2014	Sale	15,000,000	0.9907	Open Market/Broker
AT&T International, Inc.	2/28/2014	Sale	12,000,000	0.9718	Open Market/Broker
AT&T International, Inc.	3/3/2014	Sale	12,000,000	0.9647	Open Market/Broker
AT&T International, Inc.	3/4/2014	Sale	12,000,000	0.9620	Open Market/Broker
AT&T International, Inc.	3/5/2014	Sale	12,000,000	0.9624	Open Market/Broker
AT&T International, Inc.	3/6/2014	Sale	12,000,000	0.9734	Open Market/Broker
AT&T International, Inc.	3/7/2014	Sale	12,000,000	0.9679	Open Market/Broker
AT&T International, Inc.	3/10/2014	Sale	12,000,000	0.9790	Open Market/Broker
AT&T International, Inc.	3/11/2014	Sale	15,000,000	0.9925	Open Market/Broker
AT&T International, Inc.	3/12/2014	Sale	12,000,000	1.0126	Open Market/Broker
AT&T International, Inc.	3/13/2014	Sale	12,000,000	0.9907	Open Market/Broker
AT&T International, Inc.	3/14/2014	Sale	12,000,000	0.9836	Open Market/Broker
AT&T International, Inc.	3/18/2014	Sale	12,000,000	1.0006	Open Market/Broker
AT&T International, Inc.	3/19/2014	Sale	12,000,000	0.9933	Open Market/Broker
AT&T International, Inc.	3/20/2014	Sale	12,000,000	1.0010	Open Market/Broker
AT&T International, Inc.	3/21/2014	Sale	7,000,000	1.0162	Open Market/Broker

[1]	The reported prices listed below represent the weighted average prices at which the amount of shares listed in each row were sold (full detailed information regarding the shares sold and the corresponding prices will be provided upon request). The reported prices reflect conversion into U.S. dollars at the peso/dollar exchange ratio on such date based on publicly reported spot rates.